

Mail Stop 3561

July 10, 2008

Mr. Barry D. Emerson
Chief Financial Officer
Big 5 Sporting Goods Corporation
2525 East El Segundo Blvd.
El Segundo, CA

      Re: **Big 5 Sporting Goods Corporation**
               Form 10-K for the Fiscal Year Ended December 30, 2007
               Filed March 10, 2008
               File No. 0-49850

Dear Mr. Emerson:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 30, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates, page 29

1. In future filings, please revise the discussion of each of your critical accounting policies and estimates to focus on the assumptions and uncertainties that underlie your critical accounting estimates, rather than duplicating the disclosure of significant

accounting policies in the financial statement footnotes. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. For example, we note that while your net sales for the fourth quarter of fiscal 2007, the quarter comprising your holiday and winter sports seasons, were lower than expected and contributed to lower operating income and higher inventory levels compared to the same period last year, charges to your inventory reserve were lower during fiscal 2007 than during fiscal 2006. In future filings, please explain in further detail within this section how you derive your inventory reserve, quantify the reserves as of each year-end, and explain in reasonable detail changes in the reserve between periods. If reasonably likely changes in inventory assumptions would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonably possible outcomes should be disclosed and quantified. Please provide us with the revised inventory valuation critical accounting policy that you will include in future filings. Please refer to SEC Release No. 33-8350.

Notes to Consolidated Financial Statements

Note 2. Basis of Reporting and Summary of Significant Accounting Policies

Reclassifications, page F-9

2. You disclose that you revised your previously reported consolidated balance sheet for fiscal 2006 to reflect an increase of approximately $3.6 million in accounts receivable and accrued expenses to correct a misclassification made in presenting sales returns allowances. You also disclose in Schedule II that you changed your presentation of the allowance for sales returns during fiscal 2007 "to classify the estimated value of merchandise returns as an offset to the estimated sales value of returns." Please clarify what you mean by this statement and tell us the specific changes you made to your financial statements. Your response should include illustrative journal entries used in recording sales returns under your prior and current methods to assist us in understanding this change. If you reclassified the sales return reserve from a contra-asset account to a liability account, please tell us why your Schedule II still reflects a balance as of the end of fiscal 2007. Please also clarify if you reserve the gross margin of the related sales or if you reverse 100% of the related revenues and cost of sales. If you record sales returns based on actual returns, please disclose such information in future filings and, if true, that your financial statements would not be materially impacted had you estimated sales returns.

3. We note that you reclassified a cash outflow of approximately $1.7 million from operating activities to investing activities for the year ended December 31, 2006. Please explain to us how you determined that this was a reclassification as opposed to a correction of an error, as we believe that adjustments between categories of the cash flow statement would generally constitute a correction of an error.

Revenue Recognition, page F-9

4. We note that you recognize gift card breakage over the estimated gift card redemption period of approximately 20 quarters. Please tell us and disclose if you recognize estimated breakage on a straight-line basis over the breakage period or if you recognize the estimated breakage proportionally over the period of performance, that is, as the remaining gift card values are redeemed. Please also provide evidence that demonstrates to us that the demand for future performance with respect to the estimated breakage recognized as revenue is remote and that the estimate is based on a large population of homogeneous transactions. In doing so, please tell us when you began selling gift cards and tell us the amount of breakage recognized for each period presented.

Deferred Rent, page F-13

5. We note that your calculation of straight-line rent is based on the "reasonably assured" lease term as defined by SFAS 98. We understand your statement to mean that you include renewal periods subsequent to the fixed noncancelable terms of your leases in your straight-line rent expense calculations if failure to renew the lease would result in an economic penalty as a result of factors external to the lease agreement as further described in paragraph 61 of SFAS 98. If our understanding is correct, please tell us the nature of these economic penalties and explain how they meet the necessary criteria of paragraph 61. If our understanding is incorrect, please advise. Please also confirm that you do not include renewal options in straight-line rent simply based on having a history of exercising renewal options.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Accounting Branch Chief